Mail Stop 3561

March 6, 2007

Virginia F. Perry, President
Bridgefilms, Inc.
50 West Liberty Street, Suite 880
Reno, NV 89501

> **Re: Bridgefilms, Inc.**
> **Amendment No. 3 to the**
> **Registration Statement on Form SB-2/A**
> **Filed February 7, 2007**
> **File No. 333-137755**

Dear Ms. Perry:

We have limited our review of your filing to items relating to certain terms of your offering and have the following comments.

We note your consent, dated January 6, 2006. Please provide a currently dated Consent with any amendment to the registration statement.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at (202) 551-3790 if you have questions regarding comments on the financial statements and related matters. Please contact Goldie B. Walker at (202) 551-3234 or me at (202) 551-3790 with any other questions.

Sincerely,

John D. Reynolds
Assistant Director

cc: Ronald Serota, Esq.
        Fax: (702) 446-6071